Filed pursuant to Rule 497(a)
File No. 333-269139
Rule 482ad

EAGLE POINT CREDIT COMPANY

QUARTERLY UPDATE – Q1 2024





MAY 21, 2024

IMPORTANT INFORMATION



This presentation and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Credit Company Inc. ("ECC" or the "Company") or any of its affiliates. This presentation is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Credit Management LLC (the "Adviser") and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company, as described in the prospectus. There is no guarantee that any of the goals, targets or objectives described in this presentation will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance**. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither the Adviser nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. The Company does not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a non-diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation, by investing primarily in equity and junior debt tranches of CLOs. The Company is externally managed and advised by Eagle Point Credit Management LLC. The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (www.eaglepointcreditcompany.com). This information includes (1) an estimated range of the Company's net investment income ("NII") and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's net asset value ("NAV") per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses per share for the applicable quarter, if available.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

Eagle Point Credit is a registered trademark of Eagle Point Credit Management LLC.
© 2024. Eagle Point Credit Company Inc. All Rights Reserved.

TABLE OF CONTENTS



INTRODUCTION TO
EAGLE POINT CREDIT COMPANY(ECC)





INTRODUCTION TO ECC
Company and Adviser Overview



The Company: Eagle Point Credit Company Inc. (ECC)	
IPO Date	▪ October 7, 2014
Primary Investment Objective	▪ To generate high current income by investing primarily in equity and junior debt tranches of collateralized loan obligations, or "CLOs"
Total Market Capitalization	▪ $1,143.6 million[1]
Distributions	▪ Monthly distribution of $0.16 per share of common stock beginning in April 2023 (distribution rate of 19.1%)[2] ▪ $20.47 cumulative common distributions per share since IPO[2]

The Adviser: Eagle Point Credit Management LLC	
History	▪ Eagle Point Credit Management LLC ("Eagle Point" or the "Adviser") was formed in 2012 by Thomas Majewski and Stone Point Capital ▪ Eagle Point is headquartered in Greenwich, CT and has 76 professionals[3]
Assets Under Management	▪ Over $9.6 billion managed across the Eagle Point platform on behalf of institutional, high net worth and retail investors[4]

1. Combined market capitalization of ECC, ECCC, ECC PRD, ECCF, ECCX, ECCW and ECCV based on securities outstanding as of March 31, 2024 market prices as of April 30, 2024.
2. Based on ECC's closing market price of $10.05 per share as of April 30,2024 and frequency and aggregate amount of regular and supplemental distributions most recently declared by the Company. Cumulative common distribution amount is as of March 31, 2024. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
3. As of March 31, 2024. Professionals count includes wholly owned subsidiaries of Eagle Point.
4. As March 31, 2024, includes committed but undrawn capital and assets managed by Eagle Point Credit Management LLC and certain of its affiliates.

4



INTRODUCTION TO ECC

ECC Highlights

CLO Equity is an Attractive Asset Class	▪ The Credit Suisse Leveraged Loan Index has generated positive total returns in 29 of the past 32 full calendar years[1] ▪ Eagle Point believes CLO equity provides an attractive way to obtain exposure to senior secured loans
Specialized Investment Team	▪ Eagle Point is focused on CLO securities and related investments (as well as other income-oriented investments) ▪ Each member of the Senior Investment Team is a CLO industry specialist who has been directly involved in the CLO market for the majority of their career
Differentiated Investment Strategy and Process	▪ The Company pursues a differentiated *private equity style* investment approach focused on proactively sourcing investment opportunities in CLO equity, seeking to take significant stakes and to influence key terms and conditions
Alignment of Interests	▪ Adviser and Senior Investment Team have approximately $15.7 million invested in securities issued by the Company[2]

Past performance is not indicative of, or a guarantee of, future performance. Please see important information on page 1.

1. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down full calendar years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments. See page 16.
2. Amount includes holdings of Eagle Point and its senior investment personnel as of March 31, 2024 (based on market values as of April 30, 2024).



ECC currently pays a monthly regular distribution of $0.14 per share and a variable supplemental distribution of $0.02 per share[1]

ECC Cumulative Distributions Per Share[2]

2015	$2.35
2016	$4.75
2017	$8.00
2018	$10.40
2019	$12.80
2020	$14.12
2021	$15.76
2022	$18.13
2023	$19.99
YTD 2024	$20.47

■ Regular and Supplemental Distributions ■ Special Distributions Declared During Year

1. Based on frequency of regular and supplemental distributions most recently declared by the Company.
2. As of March 31, 2024. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

Track Record: Common Stock Total Return and Price to Book Ratio



For the period of October 7, 2014 – April 30, 2024:

▪ ECC generated a total return[1] of 119.3% versus 115.67% for the S&P BDC Index[2] (annualized net total return of 8.55% for ECC versus 8.36% for the S&P BDC Index)

▪ ECC traded at an average premium to book value of 10.8% while the BDCs comprising the S&P BDC Index[2] traded at an average discount of -5.8%





Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 1.

1. Total return is calculated as the percent change in the value of $10,000 invested in ECC common stock at the time of the Company's IPO and assumes that any dividends or distributions are reinvested at prices obtained by the Company's dividend reinvestment plan on the applicable payment date. Future results may vary and may be higher or lower than those shown. Returns do not reflect the deduction of taxes that a shareholder would pay on Company distributions or the sale of Company shares.
2. The S&P BDC Index is designed to track leading business development companies (BDCs) that trade on NYSE and NASDAQ and satisfy market capitalization and equity requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders. You cannot invest directly in an index.
3. Price to book is calculated as price per share divided by book value per share, which for ECC, reflects management's reported estimate of book value for periods where final determined book values are not available. Future results may vary and may be higher or lower than those shown.

Source: Bloomberg.



ECC By The Numbers

19.1%
Current Distribution Rate[1]

134
Number of Resets Refis Re-Pricings Calls[2]

$0.16
Monthly Distribution[1]

20
Average Years of CLO Experience of Senior Investment Team

97.4%
Exposure to Floating Rate Senior Secured Loans[3]

Number of Underlying Loan Obligors[3]
1,793

Number of CLO Equity Securities[3]
152

41
Number of CLO Collateral Managers[3]

Past performance is not indicative of, or a guarantee of, future performance.

1. Based on ECC's closing market price of $10.05 per share on April 30, 2024 and frequency and amount of current distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
2. Since IPO date October 7, 2014 through March 31, 2024.
3. As of March 31, 2024.

INTRODUCTION TO ECC
Securities Outstanding



Advisor and Senior Investment Team have approximately $15.7million invested in ECC, ECCC and ECCX[1]

Common Stock		Preferred Stock and Unsecured Notes						
NYSE Ticker	ECC	**NYSE Ticker**	ECCC	ECC PRD	ECCF	ECCV	ECCW	ECCX
Description	Common Stock	**Description**	Series C Term Preferred Stock Due 2031 ($25 Liquidation Preference)	Series D Perpetual Preferred Stock ($25 Liquidation Preference)	Series F Term Preferred Stock Due 2029 ($25 Liquidation Preference)	Unsecured Notes Due 2029 ($25 Par Denomination)	Unsecured Notes Due 2031 ($25 Par Denomination)	Unsecured Notes Due 2028 ($25 Par Denomination)
Market Cap[2]	$857.3mm	**Principal**	$54.3mm	$36.8mm	$51.4mm	$93.3mm	$44.9mm	$32.4mm
Price per Share[2]	$10.05	**Price per Share[2]**	$22.40	$19.39	$24.81	$22.45	$23.98	$24.14
Distribution[3]	$0.16	**Coupon**	6.50%	6.75%	8.00%	5.375%	6.75%	6.6875%
Current Distribution Rate[3]	19.1%	**Yield to Maturity[2]**	8.4%	8.7%	8.2%	8.1%	7.6%	7.9%
Payment Frequency	Monthly	**Payment Frequency**	Monthly	Monthly	Monthly	Quarterly	Quarterly	Quarterly
Maturity Date	N/A	**Maturity Date**	6/30/2031	Perpetual	1/31/2029	1/31/2029	3/31/2031	4/30/2028
Callable Date	N/A	**Callable Date**	6/16/2024	11/29/2026	1/18/2026	1/31/2025	Callable	Callable
Market Value Held by Adviser and Senior Investment Team[1]	$15.5mm	**Market Value Held by Adviser and Senior Investment Team[1]**	$67.2K	N/A	N/A	N/A	N/A	$129.7K

Past performance is not indicative of, or a guarantee of, future performance. Please see important information on page 1.

1.   Amount includes holdings of Eagle Point and its senior investment personnel as of March 31, 2024 (based on market values as of April 30, 2024).
2.   Reflects securities outstanding as of March 31, 2024 and market price as of April 30, 2024. Yield is shown to the stated maturity based on market prices as of April 30, 2024. If called prior to stated maturity, the yield could be adversely impacted.
3.   Based on ECC's closing market price of $10.05 per share on April 30, 2024 and frequency and aggregate amount of regular and supplemental distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**



SENIOR INVESTMENT TEAM AND INVESTMENT PROCESS







Senior Investment Team

Thomas Majewski
Founder and Managing Partner





28 Years of Experience

Background

Direct experience in the credit markets dating back to the 1990s

- Spent his entire 28 year career in the credit and structured finance markets
- Formerly responsible for managing diverse credit portfolio for AMP Capital/AE Capital
- Led the creation of some of the earliest refinancing CLOs, pioneering techniques that are now commonplace in the market
- Unique background as both a CLO investor and investment banker including Former Head of CLO Banking at Merrill Lynch and RBS
- EY Entrepreneur of the Year Award (2017)

Daniel Ko
Senior Principal and Portfolio Manager

18 Years of Experience

Background

Direct experience in fixed income markets dating back to 2006

- Portfolio Manager for the CLO Strategy
- Specialized exclusively in structured finance throughout entire career
- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling deal cash flows, negotiating deal terms with both debt and equity investors, and coordinating the rating process

Daniel Spinner, CAIA
Senior Principal and Portfolio Manager

27 Years of Experience

Background

Direct experience financing and advising asset managers and funds dating back to the 1990s

- Portfolio Manager for the Defensive Income Strategy
- Former Investment Analyst at the 1199SEIU Pension responsible for the private equity, real estate, and special opportunities credit portfolios
- Credit trained in 1996 at Chase Manhattan Bank

INVESTMENT PROCESS

Private Equity Approach to Fixed Income Investing



Eagle Point employs a process that we believe is more akin to a private equity-style investment approach than the typical process used by many investors in fixed income securities

Investment Strategy and Process	▪ Proactive sourcing of investment opportunities ▪ Utilization of our methodical and rigorous investment analysis and due diligence process ▪ Involvement at the CLO formation and structuring stage enables us to influence the key terms and conditions of the investment for significant primary market investments ▪ Ongoing monitoring and diligence
Objective of the Process	▪ Outperformance relative to the CLO market – In the primary market, Eagle Point seeks to invest in CLO securities that have the potential to outperform other similar CLO securities issued within the respective vintage period

Note: Reflects the Adviser's current opinions and investment process only, which are subject to change without notice. There is no assurance that the Company will achieve its objective or that the Adviser's investment process will achieve its desired results.





CLO EQUITY OVERVIEW

EAGLE POINT CREDIT COMPANY



CLO EQUITY OVERVIEW

Why Invest in CLO Equity?

Eagle Point believes that CLO equity provides an attractive way to obtain exposure to loans

Distribution of CLO Equity IRRs U.S. CLOs (2002 – 2011 Vintages)[1]

- CLO equity has historically generated strong absolute returns with a low loss rate



4 %
96%
IRRs over 15%
Positive IRRs up to 15%
CLOs with positive equity returns
CLOs with negative equity returns

CLO Equity Attributes

- Potential for strong absolute and risk-adjusted returns
- Expected shorter duration high-yielding credit investment with potential for high quarterly cash distributions
- Expected protection against rising interest rates[2]
- Expected low-to-moderate correlation over the long-term with fixed income and equity

Past performance is not indicative of, or a guarantee of, future performance. Please see important information on page 1.
Source: Compiled by Eagle Point based on data from Intex, Bloomberg, and Moody's Investors Service. As of November 2, 2017.

1. This chart shows certain performance data for CLO 1.0 vintages. For this purpose, CLO 1.0 vintages are defined as U.S. broadly syndicated cash flow CLOs that were originated from 2002 to 2011. Information for later vintage CLOs is not as complete and is therefore not shown. The figures presented in this report do not reflect any projections regarding the returns of any investment strategy, and all returns earned on CLO investments will be reduced by any applicable expenses and management fees. Actual performance of a CLO investment will vary, and such variance may be material and adverse, including the potential for full loss of principal. In particular, ECC is only invested in CLOs issued after 2011 (the CLO 2.0 period), and no representation is being made with respect to the historical or future performance of such later issued CLOs. CLO investments involve multiple risks, including unhedged credit exposure to companies with speculative-grade ratings, the use of leverage, and pricing volatility. The analysis was prepared by Eagle Point based on its proprietary analysis of data sourced from Intex, Bloomberg, Moody's Investors Service, and proprietary CLO Manager presentations. While the data and information contained in this report have been obtained from sources that Eagle Point considers reliable, Eagle Point has not independently verified all such data and does not represent or warrant that such data and information are accurate or complete, and thus they should not be relied upon. In addition, for purposes of this analysis, IRRs were calculated at the CLO level net of all CLO-related expenses, and some of such IRRs have certain inherent limitations as they are calculated based on certain underlying assumptions, which may under or over compensate for the impact, if any, of certain market factors and financial risks, such as lack of liquidity, macroeconomic factors, and other similar factors. The IRR calculations assume an initial cash investment equal to the par balance of the equity tranche. For redeemed CLOs, the equity IRR is based on reported Intex cash flows or manager reported realized returns where Intex data was not available. For active CLOs, the equity IRR is based on reported Intex cash flows and assumes a terminal equity value equal to the CLO's NAV as of November 2, 2017. Such assumptions may not be reflective of actual market conditions in the past, present, or future. **Additional information relating to this analysis is available upon request.**
2. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when the applicable benchmark rate is greater than the benchmark rate floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk.

CLO EQUITY OVERVIEW

The CLO Market is Large and Important to the Loan Market



The CLO market is the largest source of capital for the U.S. senior secured loan market[1]



U.S. Leveraged Loans Outstanding[1]

4% CAGR[3]

| 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | YTD 2024 |
| $1,150 | $1,198 | $1,204 | $1,351 | $1,416 | $1,399 | $1,390 |



U.S. CLOs Outstanding[2]

CLOs Oustanding ($B)   CLO Count (#)

12% CAGR[3]

| 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | YTD 2024 |
| $586 | $673 | $731 | $883 | $968 | $1,030 | $1,058 |



Demand for Institutional Leveraged Loans[4]

- Loan Mutual Funds 8%
- Hedge, Distressed & High-Yield Funds 9%
- Insurance Companies 5%
- Finance Companies & Securities Firms 3%
- Banks 23%
- CLOs 52%



U.S. Leveraged Loans Fund Flows ($ Billions)[5]

($7.8), ($16.0), ($6.1), ($4.2), ($0.6), $14.1, $13.6, $8.0, $10.8, $19.6, ($4.5), ($15.2), ($12.7), ($11.0), ($8.1), $0.9, $0.5, $4.2

4Q19, 1Q20, 2Q20, 3Q20, 4Q20, 1Q21, 2Q21, 3Q21, 4Q21, 1Q22, 2Q22, 3Q22, 4Q22, 1Q23, 2Q23, 3Q23, 4Q23, 1Q24

1. Source: Pitchbook LCD. As of March 31, 2024.
2. Source: Refinitive Leveraged Loan Monthly. As of March 31, 2024.
3. Represents Compound Annual Growth Rate ("CAGR") for the periods shown.
4. Source: Pitchbook LCD. Represents average demand for newly issued leveraged loans as of December 31, 2022.
5. Source: JP Morgan as of March 31, 2024.

CLO EQUITY OVERVIEW

Positive Loan Market Track Record

From 1992 through 2023, the CSLLI generated positive total returns in 29 of the 32 full calendar years

Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return[1]



Annualized Return: 5.8%[1]
6.8%
11.2%
10.3%
8.9%
7.5%
8.3%
5.3%
4.7%
4.9%
2.7%
1.1%
11.0%
5.6%
5.7%
7.3%
1.9%
-28.8%
44.9%
10.0%
1.8%
9.4%
6.2%
2.1%
-0.4%
9.9%
4.2%
1.1%
8.2%
2.8%
5.4%
-1.1%
13.0%
2.5%
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 YTD 2024

Past performance is not indicative of, or a guarantee of, future performance. Please see important information on page 1.

Source: Credit Suisse. Data as of March 31, 2024.

1. The CSLLI launched January 31, 1992 and tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

CLO EQUITY OVERVIEW

Senior Secured Loans are the Raw Materials of CLOs



Senior Secured Loans Represent “Pure” Credit Exposure

Senior	Senior position in a company’s capital structure
Secured	First lien security interest in a company’s assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[1]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[2]
Consistent Returns	Since 1992, the Credit Suisse Leveraged Loan Index experienced only three years of negative total returns

Illustrative Underlying Loan Obligors in CLOs[3]













Burger King, asurion, Dell, Hilton Hotels & Resorts, Petco, Albertsons

Representative Company Capital Structure

Assets	Liabilities and Equity	% of Capital Structure
Cash, Receivables, Inventory, Property, Plant, Equipment, Brands/Logos, Intangibles, Subsidiaries	**Senior Secured Loans** First priority pledge of assets	40-60%
	Subordinated Bonds Generally unsecured	10-20%
	Equity	30-50%

Moody’s Average Recovery Rate (1987–2022)[4]



Average Recovery Rate
80%
60%
40%
20%
0%
69.3%
43.4%
35.2%
Senior Secured Loans
Senior Unsecured Bonds
Subordinated Debt

Reflects general market terms as of the date hereof; actual terms of any loan will vary.

Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 1.

1. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when the applicable benchmark rate is greater than the benchmark rate floor on a CLO’s underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk, including increased risk of default by CLO’s underlying obligors.
2. Loan-to-value ratio is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.
3. The illustrative borrowers shown may not reflect a meaningful part of the portfolios of our CLO investments and have been selected to provide context regarding the general types of borrowers of U.S. senior secured loans. Most of such borrowers are not as recognizable to the public as those shown.
4. Source: Moody’s Investor Services Default Trends – Global (January 2023). Senior Loans include first lien, second lien and unsecured term loans. No representation is being made as to the applicability of historical relative recovery rates to future periods. The information shown herein is for background purposes only and is the most recent data available.

CLO EQUITY OVERVIEW

The Spread in Loan Market Remains at High End of Historical Range

Historical Leveraged Loan Spreads


Spread
Long Term Average
Ten Year Average
Ten Year Average: 370 bps
Long Term Average: 315 bps
450 bps
400 bps
350 bps
300 bps
250 bps
200 bps
150 bps
247
244
233
229
254
240
238
264
284
287
303
317
286
256
255
258
270
307
352
376
409
386
386
387
391
357
348
359
358
361
369
398
392
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 YTD

Past performance is not indicative of, or a guarantee of, future performance. Please see important disclosures on page 1.
Source: Credit Suisse. Data as of March 31, 2024. The average calculation is based on Credit Suisse Leverage Loan Index year-end values from 1992 to 2023.
The Credit Suisse Leveraged Loan Index tracks the investable universe of the US-denominated leverage loan market. You cannot invest directly in an index.

CLO EQUITY OVERVIEW
Loan Market Repayment Rate



Loan repayments provide capital for reinvestment within CLOs



Annual Repayment Rate

Legend: ■ Annual Repayment Rate — Average

Year	Rate
2003	48.9%
2004	56.4%
2005	48.2%
2006	44.7%
2007	37.3%
2008	8.8%
2009	14.8%
2010	26.9%
2011	40.1%
2012	38.7%
2013	46.9%
2014	27.6%
2015	21.1%
2016	29.6%
2017	38.1%
2018	24.1%
2019	21.7%
2020	18.3%
2021	30.0%
2022	13.6%
2023	17.6%
QTD 2024	13.88%

23.6% Cumulative Repayments (2008–2009)

Average: 30.3%

Source: Pitchbook LCD. Data as of March 31, 2024

CLO EQUITY OVERVIEW
CLOs are Securitizations of a Portfolio of Senior Secured Loans



The Company invests primarily in the equity and subordinated debt tranches

Assets

Portfolio of primarily senior secured loans Rated B on average

Typically 5-7 year maturity

Primarily Floating Rate Loan Collateral

Liabilities + Equity

Senior Debt Typically AAA rated

Subordinated Debt
Various tranches typically rated from AA to B

Equity Tranche
Not rated

Primarily Floating Rate CLO Debt

Key CLO Structural Features

1. Actively managed portfolio

2. Match funded (i.e., limited refinancing risk)[1]

3. No mark to market triggers (i.e., no margin calls or forced sales)

4. Equity optionality over debt for majority holder due to protective rights

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from the example.

1. Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 7 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to be repaid at par.





ECC SUPPLEMENTAL INFORMATION

EAGLE POINT
CREDIT COMPANY

ECC SUPPLEMENTAL INFORMATION[1]
Income Statement and Balance Sheet Highlights



	Q1 2024 (Unaudited)	Q4 2023 (Unaudited)	Q3 2023 (Unaudited)	Q2 2023 (Unaudited)	Q1 2023 (Unaudited)
U.S. GAAP Net Investment Income ("NII") before Non-Recurring Expenses[2]	0.30	$0.33	$0.33	$0.32	$0.34
U.S. GAAP Realized Gain/(Loss) before Non-Recurring Losses[2]	0.01	0.00	0.01	(0.27)	(0.02)
Total U.S.GAAP NII and Realized Gain/(Loss) before Non-Recurring Losses and Expenses[2]	$0.31	$0.33	$0.34	$0.05	$0.32
Non-Recurring Losses and Expenses[2,3]	($0.02)	$0.00	$0.01	$0.00	$0.00
Total U.S.GAAP NII and Realized Gain/(Loss)[2]	$0.29	$0.33	$0.35	$0.05	$0.32
Total Portfolio Cash Distributions Received[2,4]	0.70	$0.82	$0.77	$0.90	$0.75
Less Cash Received on CLOs called[2]	0.00	0.00	0.00	0.00	0.01
Recurring Portfolio Cash Distributions Received[2,5]	$0.70	$0.82	$0.77	$0.90	$0.74
Common Share Distributions Paid[5]	($0.48)	($0.48)	($0.48)	($0.48)	($0.42)
Total Company Expenses[2,6]	(0.22)	(0.20)	(0.19)	(0.21)	(0.22)
Total Common Share Distributions and Expenses	($0.70)	($0.68)	($0.67)	($0.69)	($0.64)
Common Share Market Price (period end)	$10.11	$9.50	$10.15	$10.16	$11.17
Net Asset Value (period end)	$9.16	$9.21	$9.33	$8.72	$9.10
$ Premium / (Discount)	$0.95	$0.29	$0.82	$1.44	$2.07
% Premium / (Discount)	10.4%	3.1%	8.8%	16.5%	22.7%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Equity	$725.54	$632.97	$636.95	$565.30	$593.87
CLO Debt	172.50	141.14	119.82	71.04	54.53
Loan Accumulation Facilities	19.64	21.46	18.90	36.78	31.27
Regulatory Capital Relief Securities	38.20	38.42	0.00	0.00	0.00
Other Non CLO Assets	36.98	36.74	70.13	37.06	36.16
Cash and Restricted Cash	63.86	46.45	25.67	41.06	12.37
Receivables and Other Assets	38.57	37.31	51.09	34.22	37.67
Liabilities					
Notes	(158.73)	(157.71)	(149.04)	(154.10)	(153.31)
Term Preferred Stock	(98.96)	(46.94)	(46.42)	(46.92)	(45.54)
Payables and Other Liabilities	(22.45)	(14.07)	(29.17)	(10.13)	(11.00)
Temporary Equity					
Preferred Stock	(33.68)	(27.43)	(26.55)	(26.19)	(26.19)
Net Assets of Common Shares	$781.47	$708.34	$671.38	$548.12	$529.83
Weighted Avg of Common Shares for the period	80,809,544	74,207,027	67,892,702	59,511,166	57,350,530
Common Shares Outstanding at end of period	85,301,892	76,948,138	71,990,607	62,831,478	58,226,929

1. The information contained herein is unaudited. The information shown is derived from the Company's 2023 Annual Report, 2023 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. Q1 2024 results include non-recurring upfront expenses associated with the offering of 8.00% Series F Term Preferred Stock. Q3 2023 results include non-recurring excise tax refund.
4. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
5. See note 3 and 5 on page 23.
6. Includes operational and administrative expenses, interest expense, distributions on 6.75% Series D Preferred Stock, management and incentive fees, as well as non-recurring expenses mentioned in note 3 above.



ECC Portfolio Recurring Cash Flows[2]

RECURRING PORTFOLIO CASH DISTRIBUTIONS RECEIVED[3]

	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024
Total	$0.74	$0.90	$0.77	$0.82	$0.70
Cash Received in Excess of Common Share Distributions and Total Company Expenses	$0.10	$0.21	$0.10	$0.14	
Total Company Expenses	$0.22	$0.21	$0.19	$0.20	$0.22
Common Share Regular and Supplemental Distributions Paid	$0.42	$0.48	$0.48	$0.48	$0.48

■ Cash Received in Excess of Common Share Distributions and Total Company Expenses

■ Total Company Expenses [4]

■ Common Share Regular and Supplemental Distributions Paid [5]

1. The information contained herein is unaudited. The information shown is derived from the Company's 2023 Annual Report, 2023 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information and is a graphical presentation for information previously provided on page 22.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. "Recurring Portfolio Cash Distributions Received" include quarterly distributions from CLO equity, CLO debt investments and other non-CLO assets and distributions from loan accumulation facilities in excess of capital invested and exclude funds received from CLOs called. Such distributions will vary from period to period and may be adversely affected by developments in the market. No representation is being made that such distributions will continue in the future at the same levels or at all, and nothing herein constitutes a guarantee of future distributions.
4. See note 6 on page 22.
5. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. Amounts do not reflect special distributions paid to shareholders. **Not a guarantee of future distributions or yield.**

ECC SUPPLEMENTAL INFORMATION[1]
Quarterly Snapshot Trend



	Q1 2024 (Unaudited)	Q4 2023 (Unaudited)	Q3 2023 (Unaudited)	Q2 2023 (Unaudited)	Q1 2023 (Unaudited)
(Figures below are in millions, except for per share amounts and shares outstanding)					
Distributions Received From CLO Equity[2,3]	$45.24	$50.94	$46.10	$50.46	$39.57
Distributions Received From Other Investments[3]	10.93	9.74	6.07	3.22	3.66
Total Portfolio Cash Distributions Received[3]	$56.17	$60.68	$52.17	$53.68	$43.23
Investment Income From CLO Equity	$30.84	$30.39	$28.49	$27.12	$27.71
Investment Income From CLO Debt	4.89	4.18	2.90	1.50	1.37
Investment Income From Loan Accumulation Facilities	1.26	1.20	1.71	1.14	0.94
Investment Income From Regulatory Capital Relief Securities	1.54	1.54	1.28	1.25	1.19
Investment Income from Other Assets	2.27	2.08	1.65	0.72	0.71
Total Gross Income	$40.80	$39.39	$36.03	$31.73	$31.92
Cash Flow Treated as Return of Capital	$15.53	$21.35	$18.52	$17.67	$12.21
Operational and Administrative Expense[4]	$1.39	$1.20	$1.07	$1.15	$1.22
Portfolio Cash Distributions Received:					
Recurring CLO Equity Distributions[3]	$45.24	$50.05	$45.79	$50.45	$38.59
Called CLO Equity Distributions[3]	0.00	0.89	0.31	0.01	0.98
Distributions Received From CLO Equity[2,3]	$45.24	$50.94	$46.10	$50.46	$39.57
Distributions Received From CLO Debt[3]	4.78	3.92	2.26	1.38	1.58
Distributions Received From Loan Accumulation Facilities[3]	2.55	2.56	2.12	0.00	0.16
Distributions Received From Regulatory Capital Relief Securities[3]	1.61	1.35	0.00	0.00	1.08
Distributions Received From Non CLO Assets[3]	1.99	1.91	1.69	1.84	0.84
Total Portfolio Cash Distributions Received[3]	$56.17	$60.68	$52.17	$53.68	$43.23
Portfolio Cash Distributions Received per Common Share[2,3,5]	$0.70	$0.82	$0.77	$0.90	$0.75
U.S. GAAP NII and Realized Gain/(Loss) per Common Share[5]	$0.29	$0.33	$0.35	$0.05	$0.32
Weighted Avg of Common Shares for the period	80,809,544	74,207,027	67,892,702	59,511,166	57,350,530
Common Shares Outstanding at end of period	85,301,892	76,948,138	71,990,607	62,831,478	58,226,929

1. The information contained herein is unaudited. The information shown is derived from the Company's 2023 Annual Report, 2023 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information.
2. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
3. Amounts represent cash received during the period noted. Such amounts may represent income recorded in a previous period.
4. Excludes interest expense, distributions on 6.75% Series D Preferred Stock, management fees, incentive fees and excise tax and excise tax refunds and non-recurring upfront expenses associated with the offerings.
5. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.

ECC SUPPLEMENTAL INFORMATION[1]

Portfolio Details – Q1 2024



CLO Equity Holdings (as of March 31, 2024)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q1 2024	Cash Received During Q1 2024	Income Accrued During Q4 2024	Return of Capital in Q1 2024	Q1 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Alcentra Shackleton 2019-XIV[2]	2019		0.0	2.3	$147	$0	$0	$0	NM	5.97%	4.80%	1.13%	3.70%	2,769	89
Anchorage Credit Funding 12	2020		0.0	1.6	$210	$313	$239	$80	131%	21.83%	2.01%	0.59%	5.02%	3,361	68
Anchorage Credit Funding 13	2021		0.0	2.3	$32	$56	$35	$21	157%	21.57%	2.97%	0.00%	4.66%	3,311	69
Apollo RR 23	2022		1.3	4.3	$176	$283	$158	$93	179%	3.53%	4.40%	1.77%	3.74%	2,946	65
Ares XXXIV	2015	Refi Q1-24	1.0	1.0	$313	$444	$247	$198	180%	6.61%	2.14%	1.32%	3.65%	2,883	80
Ares XLI	2016	RF Q3-19 / RS Q1-21	0.0	2.0	$476	$592	$485	$109	122%	6.17%	4.09%	1.33%	3.66%	2,813	81
Ares XLIII	2017	RS Q2-21	0.0	2.3	$407	$597	$407	$198	147%	6.48%	3.36%	1.42%	3.69%	2,842	82
Ares XLIV	2017		0.0	2.0	$150	$185	$118	$66	157%	6.51%	3.51%	1.35%	3.68%	2,822	82
Ares XLVII	2018		0.0	0.0	$96	$247	$75	$175	328%	8.51%	0.17%	1.21%	3.59%	3,019	71
Ares LI	2019	RS Q3-21	0.0	2.3	$302	$323	$304	$21	106%	5.77%	3.79%	1.44%	3.70%	2,836	82
Ares LXI[2]	2021	Reset Q1-24	2.1	5.1	$103	$0	$0	$0	NM	6.43%	4.04%	1.41%	3.71%	2,861	80
Ares LVIII	2020	RS Q1-22	0.0	2.8	$160	$209	$161	$0	130%	6.42%	4.12%	1.33%	3.69%	2,822	80
Ares LXIV	2022		0.0	3.0	$530	$602	$569	$33	106%	6.09%	3.63%	1.35%	3.65%	2,808	79
Ares LXIX[2]	2024		2.0	5.0	$93	$0	$0	$0	NM	1.04%	4.50%	1.51%	3.78%	N/A	N/A
Bain 2021-1	2021		0.0	2.0	$256	$363	$289	$72	126%	9.26%	2.83%	1.32%	3.70%	2,821	101
Bain 2021-7	2021		0.0	2.8	$242	$314	$196	$117	160%	8.05%	3.09%	1.41%	3.73%	2,857	98
Bardin Hill 2021-2	2021		0.0	2.6	$254	$214	$164	$13	131%	7.13%	5.33%	1.51%	3.99%	2,767	88
Barings 2018-1	2018		0.0	0.0	$106	$814	$114	$701	717%	13.57%	1.24%	1.21%	3.55%	2,891	83
Barings 2019-I	2019	RS Q2-21	0.0	2.0	$379	$572	$415	$156	138%	8.59%	4.06%	1.39%	3.59%	2,751	94
Barings 2019-II	2019	RS Q2-21	0.0	2.0	$375	$565	$407	$157	139%	9.70%	3.38%	1.43%	3.58%	2,760	93
Barings 2020-I	2020	RS Q3-21	0.0	2.5	$219	$280	$235	$1	119%	8.58%	4.90%	1.41%	3.60%	2,694	88
Barings 2021-II	2021		0.0	2.3	$300	$450	$342	$107	132%	8.17%	4.57%	1.28%	3.58%	2,803	88
Barings 2021-III	2021		0.0	2.8	$44	$90	$59	$31	153%	9.30%	3.38%	1.41%	3.63%	2,736	86
Barings 2022-I	2022		0.1	3.1	$275	$400	$310	$91	129%	8.81%	3.33%	1.25%	3.72%	2,808	84
Barings 2022-II	2022		0.3	3.3	$295	$305	$320	$13	95%	7.91%	4.64%	1.80%	3.59%	2,760	82
Blackstone Basswood Park	2021		0.0	2.1	$454	$184	$132	$51	140%	5.77%	4.33%	1.26%	3.66%	2,878	77
Blackstone Bear Mountain Park	2022		0.3	3.3	$463	$427	$471	$14	91%	4.61%	5.36%	1.80%	3.63%	2,862	73
Blackstone Belmont Park[2]	2024		2.0	5.0	$24	$0	$0	$0	NM	2.20%	5.50%	1.51%	3.65%	N/A	N/A
Blackstone Bethpage Park	2021		0.0	2.5	$362	$441	$365	$68	121%	6.49%	4.01%	1.39%	3.67%	2,884	79
Blackstone Bristol Park	2016	RF Q1-20	0.0	0.0	$0	$815	$0	$815	NM	8.44%	2.04%	1.25%	3.54%	2,976	70
Blackstone Dewolf Park	2017	RF Q4-21	0.0	0.0	$11	$250	$0	$250	NM	8.04%	2.26%	1.18%	3.58%	3,069	70
Blackstone Kings Park	2021		0.0	2.8	$169	$193	$175	$17	110%	7.29%	3.85%	1.39%	3.70%	2,873	74
Blackstone Unity-Peace Park	2022		0.1	3.1	$561	$86	$70	$9	124%	5.57%	4.02%	1.43%	3.65%	2,862	76
Blackstone Wellman Park	2021		0.0	2.3	$357	$417	$364	$53	115%	4.82%	5.65%	1.36%	3.62%	2,864	78
Blackstone Whetstone Park	2021		0.0	2.8	$350	$434	$372	$56	117%	7.39%	3.60%	1.39%	3.65%	2,916	76
BBAM European CLO II	2021		0.0	2.3	$71	$92	$73	$19	125%	4.12%	4.57%	1.02%	4.10%	2,906	60
BlueMountain 2013-2	2013	RS Q4-17	0.0	0.0	$0	$0	$0	$0	NM	9.32%	0.22%	1.46%	3.62%	3,197	78
BlueMountain 2018-1	2018		0.0	0.0	$87	$185	$85	$84	216%	8.85%	0.31%	1.38%	3.74%	2,904	94
BlueMountain XXIII	2018		0.0	0.0	$114	$246	$112	$134	220%	7.45%	2.20%	1.44%	3.64%	3,003	94
BlueMountain XXIV	2019	RS Q1-21	0.0	2.1	$255	$230	$272	$0	85%	7.60%	4.98%	1.36%	3.68%	2,794	93
BlueMountain XXV	2019	RS Q2-21	0.0	2.3	$226	$206	$243	$0	85%	7.88%	5.05%	1.46%	3.72%	2,756	94
Brigade Battalion IX	2015	RS Q2-18	0.0	0.0	$258	$736	$194	$531	380%	16.31%	3.38%	1.36%	4.00%	2,978	70
Brigade Battalion XVIII	2020	RS Q4-21	0.0	2.5	$370	$331	$379	$0	87%	8.22%	4.84%	1.46%	4.04%	2,768	80
Brigade Battalion XIX	2021		0.0	2.0	$287	$342	$309	$31	110%	7.56%	4.83%	1.33%	4.07%	2,872	78
Brigade Battalion XXIII	2022		0.0	1.3	$329	$361	$360	$19	100%	6.89%	5.77%	1.44%	3.92%	2,748	80
Carlyle GMS 2014-5	2014	RF Q1-17 / RS Q3-18	0.0	0.0	$43	$260	$5	$260	4794%	7.51%	2.41%	1.42%	3.55%	2,862	N/A
Carlyle GMS 2017-4	2017		0.0	0.0	$0	$222	$0	$222	NM	8.65%	1.91%	1.44%	3.49%	3,002	79
Carlyle GMS 2018-4	2018		0.0	0.0	$89	$184	$96	$90	191%	6.67%	2.33%	1.44%	3.54%	2,899	91
Carlyle GMS 2019-4	2020	RS Q1-22	0.0	3.0	$259	$241	$271	$2	89%	6.36%	4.81%	1.33%	3.70%	2,728	96
Carlyle GMS 2021-1	2021		0.0	2.0	$371	$424	$384	$42	110%	5.27%	5.04%	1.40%	3.70%	2,678	94
Carlyle GMS 2021-4	2021		0.0	2.1	$332	$459	$362	$101	127%	4.94%	5.00%	1.39%	3.71%	2,697	92
Carlyle GMS 2021-7	2021		0.0	2.5	$315	$388	$334	$57	116%	5.57%	5.13%	1.42%	3.71%	2,699	93
Carlyle GMS 2022-1	2022		0.0	3.0	$270	$319	$297	$24	107%	6.84%	4.89%	1.32%	3.74%	2,742	91
Carlyle GMS 2023-3	2023		1.5	4.5	$269	$757	$302	$305	251%	4.19%	5.09%	1.77%	3.81%	2,736	86
Carlyle GMS 2024-1[2]	2024		2.0	5.0	$84	$0	$0	$0	NM	0.00%	5.50%	1.53%	3.71%	N/A	N/A
CIFC 2013-II	2013		0.0	0.0	$99	$447	$0	$447	NM	6.95%	1.73%	1.26%	3.51%	2,864	80
CIFC Funding 2014	2014	RF Q2-17 / RS Q1-18	0.0	0.0	$83	$467	$12	$467	4024%	7.80%	2.72%	1.37%	3.56%	2,971	77
CIFC Funding 2014-III	2014	RF Q3-17 / RS Q4-18	0.0	0.0	$162	$586	$99	$480	589%	7.53%	2.38%	1.47%	3.65%	3,019	89
CIFC Funding 2014-IV	2018	RF Q1-17 / RS Q4-18/ RS Q4-21	0.0	2.8	$123	$110	$125	$0	88%	5.98%	5.15%	1.44%	3.77%	2,873	94
CIFC Funding 2015-III	2015	RS Q1-18	0.0	0.0	$0	$200	$0	$200	NM	9.16%	3.22%	1.13%	3.34%	2,781	63
CIFC Funding 2019-III	2019	RS Q3-21	0.0	2.5	$103	$98	$107	$0	92%	4.43%	5.96%	1.42%	3.70%	2,764	98
CIFC Funding 2019-IV	2019	RS Q3-21	0.0	2.5	$437	$536	$447	$53	120%	4.78%	5.57%	1.43%	3.69%	2,783	98
CIFC Funding 2019-V	2019		0.0	2.8	$455	$548	$474	$71	116%	4.28%	5.74%	1.41%	3.70%	2,788	98
CIFC Funding 2020-I	2020	RS Q3-21	0.0	2.3	$391	$391	$400	$10	98%	4.92%	5.82%	1.42%	3.69%	2,766	95
CIFC Funding 2020-II	2020		0.0	2.6	$210	$268	$215	$52	125%	5.28%	5.62%	1.43%	3.71%	2,815	95
CIFC Funding 2020-IV	2021		0.0	1.8	$285	$310	$292	$13	106%	5.30%	6.13%	1.58%	3.69%	2,793	95
CIFC Funding 2021-III	2021		0.0	2.3	$475	$515	$493	$25	104%	5.58%	5.87%	1.40%	3.74%	2,837	94
CIFC Funding 2021-VI	2021		0.0	2.5	$402	$453	$420	$36	108%	6.42%	5.97%	1.40%	3.79%	2,894	93
CIFC Funding 2022-I	2022		0.0	3.0	$459	$533	$482	$55	111%	4.41%	6.02%	1.32%	3.72%	2,854	88
CIFC Funding 2022-VI	2022		0.5	3.3	$320	$283	$338	$16	84%	4.75%	5.96%	2.25%	3.78%	2,902	83
CIFC Funding 2023-I	2023		1.5	4.5	$449	$0	$329	$0	0%	0.11%	5.74%	1.70%	3.81%	2,686	83
CSAM Madison Park XXI	2016	RS Q4-19 / RF Q4-21	0.0	0.5	$210	$267	$222	$43	120%	8.63%	4.06%	1.36%	3.85%	2,852	76
CSAM Madison Park XXXIV	2016		0.0	0.8	$174	$252	$188	$66	134%	8.88%	3.71%	1.53%	3.82%	2,861	75
CSAM Madison Park XXII	2019	RS Q1-20	0.0	0.1	$287	$365	$294	$78	124%	8.36%	3.89%	1.38%	3.85%	2,899	78
CSAM Madison Park XL	2013	RS Q2-17 / RF Q1-21	0.0	0.0	$240	$515	$264	$291	195%	10.30%	2.05%	1.25%	3.62%	2,929	67

1. The portfolio level data contained herein is derived from the Company's 2023 Annual Report and interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt, loan accumulation facilities and non-CLO investments. Dollar amounts in thousands.
2. As of March 31, 2024, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.

ECC SUPPLEMENTAL INFORMATION[1]

Portfolio Details – Q1 2024 (Cont.)



CLO Equity Holdings (as of March 31, 2024)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q1 2024	Cash Received During Q1 2024	Income Accrued During Q4 2024	Return of Capital in Q1 2024	Q1 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
CSAM Madison Park XLIV	2018	RF Q4-20	0.0	0.0	$206	$337	$225	$119	150%	8.65%	3.71%	1.45%	3.81%	2,890	75
CSAM Madison Park XLVII	2020	Reset Q1-24	2.1	5.1	$80	$86	$84	$2	102%	6.59%	5.20%	1.55%	3.79%	2,941	73
CSAM Madison Park LII[2]	2021		0.0	2.8	$33	$0	$0	$0	NM	8.55%	4.29%	1.36%	3.82%	2,885	75
CSAM Madison Park LXII	2022		1.3	4.3	$172	$187	$191	$0	97%	8.44%	3.78%	1.85%	3.88%	2,893	70
Cutwater 2015-I	2015	RS Q4-18	0.0	0.0	$0	$39	$0	$39	NM	30.41%	-0.31%	1.48%	3.92%	3,589	31
Eaton Vance 2015-1	2015		0.0	0.0	$0	$211	$6	$211	3311%	10.71%	0.38%	1.35%	3.62%	2,962	73
Eaton Vance 2020-1	2020		0.0	2.5	$209	$288	$233	$56	124%	5.50%	4.86%	1.43%	3.60%	2,693	81
Eaton Vance 2020-2	2020		0.0	2.8	$387	$553	$424	$128	131%	6.16%	4.86%	1.41%	3.60%	2,805	79
Elmwood 14	2022		0.2	3.3	$231	$254	$241	$11	105%	5.80%	5.13%	1.54%	3.59%	2,686	86
Elmwood 17	2022		0.1	3.1	$257	$274	$270	$4	102%	6.26%	5.53%	1.32%	3.60%	2,725	85
Elmwood 21	2022		1.6	4.6	$132	$159	$95	$32	167%	4.92%	4.58%	1.65%	3.55%	2,632	84
First Eagle Lake Shore MM I	2019	RS Q2-21	0.0	1.0	$445	$493	$495	$8	100%	16.63%	0.19%	1.98%	5.64%	3,779	45
First Eagle Wind River 2013-2	2013	RS Q4-17 / RF Q3-21	0.0	0.0	$0	$247	$0	$247	NM	12.10%	0.22%	1.26%	3.71%	3,083	65
First Eagle Wind River 2014-1	2014	RF Q1-17 / RS Q2-18	0.0	0.0	$0	$268	$0	$268	NM	8.09%	-0.01%	1.31%	3.77%	2,960	72
First Eagle Wind River 2014-3	2015	RF Q2-17 / RS Q3-18 / RF Q4-20	0.0	0.0	$0	$382	$0	$382	NM	8.12%	0.45%	1.32%	3.68%	2,870	74
First Eagle Wind River 2017-1	2017	RF Q4-19 / RS Q1-21	0.0	2.0	$344	$587	$414	$159	142%	6.07%	4.10%	1.32%	3.61%	2,716	84
First Eagle Wind River 2017-3	2017	RS Q2-21	0.0	2.0	$431	$589	$549	$247	107%	6.38%	4.05%	1.41%	3.59%	2,685	82
First Eagle Wind River 2018-1	2018		0.0	0.0	$169	$639	$198	$455	323%	10.66%	2.43%	1.33%	3.66%	2,984	68
First Eagle Wind River 2019-2	2019	RS Q1-22	0.0	2.8	$496	$621	$538	$19	115%	7.50%	4.72%	1.35%	3.67%	2,751	80
First Eagle Wind River 2022-2	2022		0.2	3.3	$348	$393	$389	$19	101%	9.15%	3.49%	1.59%	3.79%	2,837	72
Generate 9	2021		0.0	2.6	$483	$489	$512	$0	95%	7.74%	5.81%	1.46%	3.75%	2,758	92
Greywolf IV	2019		0.0	2.0	$196	$284	$222	$34	128%	8.60%	2.85%	1.49%	3.61%	2,996	76
HarbourView VII	2018	RF Q1-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	10.65%	0.28%	1.39%	3.66%	2,930	69
KKR 36	2021		0.0	2.5	$206	$303	$244	$57	124%	7.66%	5.19%	1.44%	3.87%	2,974	76
KKR 37[2]	2021		0.0	2.8	$192	$0	$0	$0	NM	9.80%	4.91%	1.44%	3.90%	3,039	78
LCM 38[2]	2022		1.4	4.5	$175	$0	$0	$0	NM	4.95%	4.73%	1.74%	3.98%	2,921	90
Marathon VI	2014	RF Q2-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	54.60%	-7.29%	N/A	4.66%	5,226	14
Marathon VII	2014	RF Q2-17	0.0	0.0	$0	$0	$0	$0	NM	100.00%	-37.73%	N/A	N/A	N/A	N/A
Marathon VIII	2015	RS Q3-18	0.0	0.0	$0	$0	$0	$0	NM	11.67%	-0.76%	1.51%	3.78%	2,934	87
Marathon X	2017		0.0	0.0	$0	$0	$0	$0	NM	100.00%	8.47%	N/A	6.49%	7,294	2
Marathon XI	2018		0.0	0.0	$0	$0	$0	$0	NM	12.43%	-0.66%	1.41%	3.75%	2,928	87
Marathon XII	2018	RF Q3-20	0.0	0.0	$0	$0	$0	$0	NM	10.55%	-0.58%	1.44%	3.77%	3,037	86
Morgan Stanley Eaton Vance 2023-19[2]	2023		1.2	4.3	$40	$0	$0	$0	NM	3.85%	4.79%	1.96%	3.57%	2,631	79
Muzinich 1988 CLO 1	2022		0.6	2.8	$127	$196	$150	$45	131%	2.07%	5.62%	2.45%	3.55%	2,357	76
Muzinich 1988 CLO 2	2022		1.0	4.0	$118	$244	$149	$94	164%	0.00%	5.56%	2.32%	3.57%	2,293	78
Muzinich 1988 CLO 3[2]	2022		2.0	4.5	$164	$0	$131	$0	0%	0.36%	6.02%	2.02%	3.61%	2,359	76
MJX Venture 41	2021		1.1	1.8	$115	$175	$132	$45	132%	5.10%	4.28%	1.48%	3.95%	2,499	99
Octagon 26	2016	RS Q2-18	0.0	0.0	$105	$493	$57	$434	858%	9.60%	0.67%	1.31%	3.72%	2,930	80
Octagon 27	2016	RS Q3-18 / RP Q3-20	0.0	0.0	$113	$478	$89	$386	535%	9.55%	0.77%	1.35%	3.72%	2,928	80
Octagon 29	2016		0.0	0.8	$136	$360	$164	$196	219%	8.17%	1.78%	1.44%	3.83%	2,750	90
Octagon 37	2018		0.0	0.0	$10	$66	$8	$59	877%	7.85%	0.78%	1.30%	3.66%	2,777	81
Octagon 44	2019	RS Q3-21	0.0	2.5	$292	$479	$327	$152	146%	8.44%	3.33%	1.44%	3.76%	2,841	91
Octagon 45	2019		0.0	3.0	$610	$793	$657	$137	121%	8.96%	3.24%	1.34%	3.81%	2,824	90
Octagon 46	2020	RS Q3-21	0.0	2.3	$337	$401	$363	$5	110%	9.21%	2.68%	1.42%	3.81%	2,809	90
Octagon 48	2020		0.0	2.6	$331	$414	$361	$50	115%	7.84%	5.34%	1.41%	3.73%	2,753	90
Octagon 50	2020	RS Q4-21	0.0	2.8	$296	$355	$317	$39	112%	8.67%	3.94%	1.41%	3.81%	2,801	89
Octagon 51	2021		0.0	2.3	$376	$349	$345	$2	101%	8.03%	4.88%	1.41%	3.72%	2,744	87
Octagon 55	2021		0.0	2.3	$204	$324	$222	$104	146%	7.30%	4.59%	1.41%	3.75%	2,819	87
Octagon 58	2022		0.3	3.3	$524	$654	$564	$87	116%	7.32%	4.27%	1.45%	3.81%	2,820	89
Octagon XIV	2012	RS Q2-17 / RF Q1-21	0.0	0.0	$0	$56	$0	$56	NM	11.12%	0.07%	1.27%	3.49%	2,714	62
OCP Euro 2019-3	2019		0.0	1.3	$56	$78	$52	$24	149%	0.63%	5.16%	0.82%	4.04%	2,799	64
OFSI BSL VIII	2017	RF Q1-21	0.0	0.0	$0	$85	$0	$85	NM	14.33%	1.35%	1.26%	3.74%	3,064	42
Palmer Square CLO 2021-4[2]	2021		0.0	2.5	$66	$0	$0	$0	NM	5.41%	5.39%	1.43%	3.55%	2,675	87
Prudential Dryden 53	2018		0.0	0.0	$0	$301	$0	$301	NM	10.85%	1.72%	1.38%	3.55%	2,965	95
Prudential Dryden 64	2018		0.0	0.0	$106	$409	$37	$384	1104%	10.46%	0.37%	1.23%	3.55%	2,930	91
Prudential Dryden 68	2019	RS Q3-21	0.0	2.3	$298	$465	$333	$136	140%	9.68%	3.34%	1.43%	3.62%	2,638	101
Prudential Dryden 85	2020	RS Q3-21	0.0	2.5	$344	$383	$365	$19	105%	8.75%	4.05%	1.41%	3.62%	2,628	100
Prudential Dryden 88 Euro	2021		0.0	1.8	$15	$39	$17	$23	229%	6.25%	4.68%	0.85%	4.26%	3,039	54
Prudential Dryden 94	2022		0.2	3.3	$424	$511	$469	$44	109%	7.97%	4.70%	1.44%	3.65%	2,631	100
Prudential Dryden 109	2022		0.1	3.1	$290	$320	$323	$2	99%	8.16%	3.83%	1.38%	3.65%	2,647	100
Regatta VII	2016		0.0	2.2	$80	$203	$104	$121	195%	5.42%	1.93%	1.42%	3.65%	2,650	89
Regatta XX	2021		0.0	2.5	$308	$363	$339	$22	107%	4.70%	4.58%	1.42%	3.61%	2,634	89
Regatta XXI	2021		0.0	2.6	$258	$288	$279	$4	103%	5.23%	4.61%	1.44%	3.63%	2,611	90
Regatta XXII	2022		0.3	3.3	$110	$111	$115	$0	96%	3.26%	5.65%	1.54%	3.61%	2,578	88
Regatta XXIV	2021		0.0	2.8	$126	$137	$135	$0	102%	5.12%	4.08%	1.42%	3.61%	2,615	90
Rockford Tower 2019-1	2019		0.0	2.0	$296	$378	$390	$0	97%	7.32%	4.46%	1.38%	3.76%	2,820	83
Rockford Tower 2021-3	2021		0.0	2.6	$594	$936	$789	$163	119%	7.21%	3.25%	1.46%	3.75%	2,816	85
Rockford Tower 2022-3	2023		0.3	1.8	$128	$80	$137	$0	58%	3.85%	5.82%	2.35%	3.77%	2,661	81
Steele Creek 2018-1	2018		0.0	0.0	$14	$466	$67	$386	695%	12.73%	0.27%	1.27%	3.57%	2,998	70
Steele Creek 2019-1	2019	RF Q3-21	0.0	0.0	$146	$368	$195	$162	188%	10.71%	2.80%	1.45%	3.61%	2,705	77
Zais 3	2015	RS Q2-18	0.0	0.0	$0	$342	$0	$342	NM	11.44%	-0.53%	1.47%	4.17%	3,018	70
Zais 5	2016	RF Q1-21	0.0	0.0	$0	$0	$0	$0	NM	31.56%	-4.41%	N/A	4.85%	4,441	27
Zais 6	2017	RF Q2-21	0.0	0.0	$0	$31	$0	$0	NM	19.03%	-1.45%	1.53%	4.21%	3,197	46
Zais 7	2017		0.0	0.0	$0	$0	$0	$0	NM	18.75%	-3.90%	1.55%	4.18%	3,329	61
Zais 9	2018	RP Q3-20	0.0	0.0	-$21	$0	$0	$0	NM	70.91%	-3.34%	1.46%	5.31%	3,511	3
ALM VIII	2013	RS Q4-16 / Called Q1-20	0.0	0.0	$0	$5	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Carlyle GMS 2018-1	2018	Called Q1-24	0.0	0.0	$24	$837	$6	$812	14429%	N/A	N/A	N/A	N/A	N/A	N/A
Total/Weighted Average[3]			**0.2**	**2.5**	**$30,842**	**$45,244**	**$30,392**	**$15,526**		**6.81%**	**4.09%**	**1.46%**	**3.74%**	**2,816**	**84**
Positions no longer held as of March 31, 2024					**$0**	**$0**	**$0**	**$0**							
Total including positions no longer held as of March 31, 2024					**$30,842**	**$45,244**	**$30,392**	**$15,526**							

1. The portfolio level data contained herein is derived from the Company's 2023 Annual Report and interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt, loan accumulation facilities and non-CLO investments. Dollar amounts in thousands.
2. As of March 31, 2024, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.
3. Weighted average calculations exclude called CLOs and newly issued CLOs for which look-through data is not yet available.



ECC SUPPLEMENTAL INFORMATION[1]

Changes in Effective Yield

The following table represents changes made to effective yields from the prior quarter end

CLO Equity Holdings (as of March 31, 2024)	Effective Yield as of December 31, 2023	Effective Yield as of March 31, 2024	Change in Effective Yield
Alcentra Shackleton 2019-XIV[2]		21.47%	New
Anchorage Credit Funding 12	14.46%	12.73%	-1.73%
Anchorage Credit Funding 13	13.27%	11.71%	-1.56%
Apollo RR 23	19.59%	18.23%	-1.36%
Ares XXXIV	15.00%	21.36%	6.35%
Ares XLI	13.74%	13.84%	0.09%
Ares XLIII	10.14%	10.75%	0.61%
Ares XLIV	12.75%	15.15%	2.40%
Ares XLVII	8.26%	12.50%	4.24%
Ares LI	14.44%	14.66%	0.22%
Ares LXI[2]		21.06%	New
Ares LXIX[2]		22.96%	New
Ares LVIII	14.87%	15.19%	0.32%
Ares LXIV	19.75%	18.34%	-1.41%
Bain 2021-1	17.50%	15.09%	-2.41%
Bain 2021-7	28.28%	26.09%	-2.19%
Bardin Hill 2021-2	32.19%	36.33%	4.14%
Barings 2018-1	4.50%	4.53%	0.03%
Barings 2019-I	19.55%	17.90%	-1.66%
Barings 2019-II	16.93%	15.64%	-1.29%
Barings 2020-I	36.23%	33.23%	-3.00%
Barings 2021-II	21.54%	18.63%	-2.92%
Barings 2021-III	16.58%	11.57%	-5.01%
Barings 2022-I	23.75%	20.81%	-2.93%
Barings 2022-II	36.10%	32.36%	-3.74%
Blackstone Basswood Park	14.33%	18.32%	3.98%
Blackstone Basswood Park M-1 Fee Note[2]		1817.80%	New
Blackstone Basswood Park M-2 Fee Note[2]		1817.80%	New
Blackstone Bear Mountain Park	18.78%	18.41%	-0.38%
Blackstone Belmont Park[2]		17.29%	New
Blackstone Bethpage Park	17.35%	17.12%	-0.23%
Blackstone Bristol Park	0.00%	0.00%	
Blackstone Dewolf Park	0.00%	1.53%	1.53%
Blackstone Kings Park	28.47%	26.20%	-2.27%
Blackstone Unity-Peace Park	20.12%	16.95%	-3.16%
Blackstone Wellman Park	21.79%	21.70%	-0.10%
Blackstone Wellman Park M-1 Fee Note	19.22%	19.30%	0.08%
Blackstone Wellman Park M-2 Fee Note	15.27%	15.36%	0.09%
Blackstone Whetstone Park	19.41%	17.81%	-1.60%

CLO Equity Holdings (as of March 31, 2024)	Effective Yield as of December 31, 2023	Effective Yield as of March 31, 2024	Change in Effective Yield
CSAM Madison Park LII[2]	0.00%	17.79%	New
Cutwater 2015-I	0.00%	0.00%	
Eaton Vance 2015-1	0.00%	0.00%	
Eaton Vance 2020-1	20.77%	18.67%	-2.10%
Eaton Vance 2020-2	23.42%	21.34%	-2.08%
Elmwood 14	23.03%	21.81%	-1.21%
Elmwood 17	21.32%	20.35%	-0.98%
Elmwood 21	17.93%	16.26%	-1.68%
First Eagle Lake Shore MM I	20.89%	18.51%	-2.38%
First Eagle Wind River 2013-2	0.00%	0.00%	
First Eagle Wind River 2014-1	0.00%	0.00%	
First Eagle Wind River 2014-3	0.00%	0.00%	
First Eagle Wind River 2017-1	16.58%	13.63%	-2.95%
First Eagle Wind River 2017-3	15.67%	11.96%	-3.71%
First Eagle Wind River 2018-1	8.29%	7.98%	-0.31%
First Eagle Wind River 2019-2	27.39%	25.03%	-2.36%
First Eagle Wind River 2022-2	26.81%	23.54%	-3.27%
Generate 9	26.39%	24.60%	-1.80%
Greywolf CLO IV	22.64%	19.63%	-3.01%
HarbourView VII	0.00%	0.00%	
KKR 36	23.57%	19.14%	-4.42%
KKR 37[2]		23.19%	New
LCM 38[2]		26.58%	New
Marathon VI	0.00%	0.00%	
Marathon VII	0.00%	0.00%	
Marathon VIII	0.00%	0.00%	
Marathon X	0.00%	0.00%	
Marathon XI	0.00%	0.00%	
Marathon XII	0.00%	0.00%	
MJX Venture 41	23.13%	20.24%	-2.88%
Morgan Stanley Eaton Vance 2023-19[2]		15.97%	New
Muzinich 1988 CLO 1	10.51%	8.50%	-2.01%
Muzinich 1988 CLO 2	9.08%	6.75%	-2.32%
Muzinich 1988 CLO 3	11.43%	10.08%	-1.34%
OCP Euro CLO 2019-3	21.05%	23.56%	2.51%
Octagon 26	7.19%	15.86%	8.68%
Octagon 27	11.83%	17.09%	5.26%
Octagon 29	11.39%	9.06%	-2.33%
Octagon 37	3.41%	5.92%	2.51%

1. Source: Consolidated Schedule of Investments of the Company's 2023 Annual Report and March 31, 2024 unaudited financial statements.
2. Not held as of December 31, 2023.

27



ECC SUPPLEMENTAL INFORMATION[1]

Changes in Effective Yield

The following table represents changes made to effective yields from the prior quarter end

CLO Equity Holdings (as of March 31, 2024)	Effective Yield as of December 31, 2023	Effective Yield as of March 31, 2024	Change in Effective Yield
BlueBay AM Euro II	28.38%	29.11%	0.74%
BlueMountain 2013-2	0.00%	0.00%	
BlueMountain 2018-I	54.67%	48.12%	-6.56%
BlueMountain XXIII	12.33%	13.30%	0.97%
BlueMountain XXIV	30.51%	28.17%	-2.34%
BlueMountain XXV	27.45%	25.06%	-2.39%
Brigade Battalion IX	9.70%	13.52%	3.82%
Brigade Battalion XVIII	36.98%	35.63%	-1.36%
Brigade Battalion XIX	28.76%	26.40%	-2.36%
Brigade Battalion XXIII	24.50%	22.11%	-2.39%
Carlyle GMS 2014-5	0.00%	10.42%	10.42%
Carlyle GMS 2017-4	0.00%	0.00%	
Carlyle GMS 2018-4	9.66%	9.31%	-0.35%
Carlyle GMS 2019-4	21.22%	20.46%	-0.76%
Carlyle GMS 2021-1	23.19%	22.79%	-0.40%
Carlyle GMS 2021-4	15.75%	14.59%	-1.16%
Carlyle GMS 2021-7	19.28%	18.52%	-0.76%
Carlyle GMS 2022-1	21.44%	19.48%	-1.95%
Carlyle GMS 2022-3	15.62%	16.23%	0.62%
Carlyle GMS 2024-1[2]		15.00%	New
CIFC Funding 2013-II	0.00%	0.00%	
CIFC Funding 2014	0.00%	11.71%	11.71%
CIFC Funding 2014-III	7.68%	14.77%	7.09%
CIFC Funding 2014-IV	15.15%	15.07%	-0.08%
CIFC Funding 2015-III	0.00%	0.00%	
CIFC Funding 2019-III	20.92%	20.05%	-0.87%
CIFC Funding 2019-IV	18.36%	18.31%	-0.06%
CIFC Funding 2019-V	21.51%	20.74%	-0.76%
CIFC Funding 2020-I	32.94%	32.52%	-0.42%
CIFC Funding 2020-II	22.78%	22.61%	-0.17%
CIFC Funding 2020-IV	22.20%	21.94%	-0.27%
CIFC Funding 2021-III	20.48%	20.03%	-0.45%
CIFC Funding 2021-VI	19.65%	19.12%	-0.54%
CIFC Funding 2022-I	20.18%	19.46%	-0.72%
CIFC Funding 2022-VI	16.07%	15.14%	-0.92%
CIFC Funding 2023-1	21.30%	20.65%	-0.65%
CSAM Madison Park XXI	26.35%	25.77%	-0.58%
CSAM Madison Park XXII	21.48%	20.31%	-1.17%
CSAM Madison Park XXXIV	24.79%	25.63%	0.85%
CSAM Madison Park XL	18.95%	25.67%	6.71%
CSAM Madison Park XLIV	19.63%	18.83%	-0.80%
CSAM Madison Park XLVII	22.72%	21.65%	-1.06%
CSAM Madison Park LXII	18.74%	16.80%	-1.93%

CLO Equity Holdings (as of March 31, 2024)	Effective Yield as of December 31, 2023	Effective Yield as of March 31, 2024	Change in Effective Yield
Octagon 44	15.59%	13.92%	-1.66%
Octagon 45	25.57%	23.86%	-1.71%
Octagon 46	32.94%	30.90%	-2.04%
Octagon 48	20.04%	17.92%	-2.11%
Octagon 50	26.83%	25.16%	-1.67%
Octagon 51	18.62%	19.20%	0.58%
Octagon 55	14.11%	13.18%	-0.94%
Octagon 58	23.17%	21.42%	-1.75%
Octagon XIV	0.00%	0.00%	
OFSI BSL VIII	0.00%	0.00%	
Palmer Square CLO 2021-4[2]		21.53%	New
Prudential Dryden 53	0.00%	0.00%	
Prudential Dryden 64	3.48%	21.26%	17.79%
Prudential Dryden 68	15.06%	13.65%	-1.41%
Prudential Dryden 85	25.41%	24.03%	-1.39%
Prudential Dryden 88 Euro	13.61%	15.53%	1.92%
Prudential Dryden 94	23.10%	20.77%	-2.33%
Prudential Dryden 109	22.33%	19.71%	-2.63%
Regatta VII	9.04%	6.47%	-2.57%
Regatta VII R1A Fee Note	51.70%	51.99%	0.29%
Regatta VII R2 Fee Note	100.52%	100.90%	0.38%
Regatta XX	20.17%	17.98%	-2.19%
Regatta XXI	18.94%	16.85%	-2.09%
Regatta XXII	24.16%	22.17%	-1.99%
Regatta XXIV	21.55%	19.36%	-2.18%
Rockford Tower 2019-1	23.47%	15.89%	-7.58%
Rockford Tower 2021-3	15.98%	11.30%	-4.67%
Rockford Tower 2022-3	22.67%	20.62%	-2.06%
Steele Creek CLO 2018-1	6.24%	0.00%	-6.24%
Steele Creek CLO 2019-1	15.96%	10.45%	-5.51%
Zais 3	0.00%	0.00%	
Zais 5	0.00%	0.00%	
Zais 6	0.00%	0.00%	
Zais 7	0.00%	0.00%	
Zais 8	0.00%	0.00%	
Zais 9	0.00%	0.00%	
Weighted Average	**16.74%**	**16.43%**	
Called CLO Equity Holdings[3]			
ALM VIII	0.00%	0.00%	
Carlyle GMS 2018-1	0.31%	0.00%	-0.31%
Weighted Average	**16.70%[4]**	**16.40%[5]**	

1. Source: Consolidated Schedule of Investments of the Company's 2023 Annual Report and March 31, 2024 unaudited financial statements.
2. Not held as of December 31, 2023.
3. These CLOs were called and final equity payments were pending as of the last day of the quarter.
4. Weighted average effective yield of CLO Equity investments held as of December 31, 2023 (inclusive of securities sold during Q1 2024 and not reflected in this schedule) was 16.70%.
5. Weighted average effective yield of CLO Equity investments excluding securities purchased or sold during Q1 2024 is 16.01%.

Portfolio Investments and Underlying Portfolio Characteristics



As of March 31, 2024 ECC's portfolio was invested across 212 CLO investments

Summary of ECC's Portfolio of Investments[1]



- Cash 5.0%
- Other 3.5%
- Regulatory Capital Relief 3.7%
- Loan Accumulation Facilities 1.9%
- CLO Debt 16.5%
- CLO Equity 69.4%

Summary of Underlying Portfolio Characteristics[2]

	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Number of Unique Underlying Loan Obligors	1,793	1,796	1,789	1,784	1,872
Largest Exposure to an Individual Obligor	0.69%	0.76%	0.79%	0.76%	0.92%
Average Individual Loan Obligor Exposure	0.06%	0.06%	0.06%	0.06%	0.05%
Top 10 Loan Obligors Exposure	5.18%	5.39%	5.49%	5.68%	6.27%
Currency: USD Exposure	99.63%	99.62%	99.61%	99.57%	98.18%
Aggregate Indirect Exposure to Senior Secured Loans[3]	97.36%	95.44%	96.24%	96.33%	96.20%
Weighted Average Junior Overcollateralization (OC) Cushion	4.09%	4.28%	4.41%	4.53%	4.85%
Weighted Average Market Value of Loan Collateral	96.96%	96.54%	95.71%	94.64%	93.58%
Weighted Average Stated Loan Spread	3.74%	3.79%	3.78%	3.67%	3.67%
Weighted Average Loan Rating[4]	B+/B	B+/B	B+/B	B+/B	B+/B
Weighted Average Loan Maturity	4.5 years	4.4 years	4.4 years	4.5 years	4.6 years
Weighted Average Remaining CLO Reinvestment Period	2.5 years	2.4 years	2.7 years	2.7 years	2.9 years

1. The summary of portfolio investments and cash shown is based on the estimated fair value of the underlying positions and cash net of pending trade settlements as of March 31, 2024. Excludes restricted cash.
2. The information presented herein is on a look-through basis to CLO equity held by the Company as of the period ends noted above (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to the period ends noted above and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of the underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, period end trustee reports, and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of the period ends noted above, and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity investments held by the Company at the end of the reporting periods.
3. We obtain exposure in underlying senior secured loans indirectly through CLOs.
4. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity.

ECC SUPPLEMENTAL INFORMATION

Obligor and Industry Exposures



As of March 31, 2024, ECC has exposure to 1,793 unique underlying borrowers across a range of industries

Obligor and Industry Exposure

Top 10 Underlying Obligors[1]	% Total
Asurion	0.7%
Numericable	0.6%
Ineos	0.6%
Virgin Media	0.5%
Transdigm	0.5%
Athenahealth	0.5%
Cotiviti	0.5%
Caesars Entertainment	0.5%
Howden	0.4%
Calpine Construction	0.4%
Total	**5.2%**

Top 10 Industries of Underlying Obligors[1]	% Total
Technology: Software & Services	11.4%
Media	5.8%
Health Care Providers & Services	5.5%
Hotels, Restaurants & Leisure	5.3%
Diversified Financial Services	4.2%
Diversified Telecommunication Services	4.2%
Commercial Services & Supplies	4.1%
Insurance	3.5%
Professional Services	3.5%
Chemicals	3.4%
Total	**50.9%**

Note: Amounts shown are rounded, and therefore totals may not foot.

1. The information presented herein is on a look-through basis to the CLO equity held by the Company as of March 31, 2024 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to March 2024 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, March 2024 trustee reports, and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of March 31, 2024 , and this data may not be representative of current or future holdings.

ECC SUPPLEMENTAL INFORMATION

Maturity Distribution of Underlying Obligors

Maturity Distribution of Underlying Obligors[1]



40%
30%
20%
10%
0%
% of Fund Exposure
Prior to 2026, only 3.6% of ECC's underlying loan portfolio matures
0.3%
3.3%
7.6%
15.1%
39.0%
16.2%
11.6%
6.9%
2024
2025
2026
2027
2028
2029
2030
2031+
Underlying Loan Maturity

1. The information presented herein is on a look-through basis to the CLO equity held by the Company as of March 31, 2024 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to March 2024 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, March 2024 trustee reports and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of March 31, 2024 and this data may not be representative of current or future holdings.

SELECTED MARKET DATA





SELECTED MARKET DATA
Credit Fundamentals



Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]



Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]



Average Leverage Multiples of Newly Issued Loans (Debt/EBITDA)[2]



Average Interest Coverage Multiples of Newly Issued Loans (EBITDA/Interest)[2]



Source: Pitchbook LCD.

1. Data based on the weighted average ongoing leverage and interest coverage multiples of all public issuers within the Morningstar LSTA US Leveraged Loan Index. As of December 31, 2023, this included approximately $182.4 billion of outstanding loans.

2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.

SELECTED MARKET DATA
Credit Fundamentals





Annual Revenue Change (YoY) for Below Investment Grade Companies[1]



Annual EBITDA Change (YoY) for Below Investment Grade Companies[1]

Source: Pitchbook LCD.

1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the Morningstar LSTA US Leveraged Loan Index. As of December 31, 2023, this included approximately $182.4 billion of outstanding loans.

SELECTED MARKET DATA
Liquidity Considerations



- Secondary trading is conducted through BWICs ("Bids Wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+2 basis

Annual CLO Trading Volume

Year	Non-Investment Grade Rated CLO Tranches	Investment Grade Rated CLO Tranches	Total
2011	$15.3	$24.1	$39.5
2012	$70.5	$35.4	$106.0
2013	$36.6	$42.7	$79.4
2014	$32.3	$47.7	$80.0
2015	$39.1	$52.0	$91.1
2016	$37.8	$52.2	$89.9
2017	$42.1	$26.2	$68.4
2018	$28.2	$45.7	$73.9
2019	$36.1	$74.8	$110.9
2020	$50.7	$133.9	$184.6
2021	$61.3	$79.1	$140.4
2022	$46.9	$153.5	$200.4
2023	$40.5	$159.9	$200.4
YTD 2024	$13.8	$50.1	$63.9

(Billions)

There was over $160 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is unpublished and although these numbers are not perfect, Eagle Point believes they are directionally accurate. Data as of March 31, 2024.





COMPANY INFORMATION

EAGLE POINT
CREDIT COMPANY

Eagle Point Credit Company Inc.
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointCreditCompany.com

ICR (Media and Investor Relations)
IR@eaglepointcredit.com
(203) 340 8510